Exhibit 99.1

FAST TRACK GROUP Completes Brand Activation Project for Electric Vehicle Brand Dongfeng Singapore

SINGAPORE, November 17, 2025 – FAST TRACK GROUP (NASDAQ: FTRK) (“Fast Track” or the “Company”), a leading entertainment-focused event management and celebrity agency company, announced the completion of a brand activation project for electric vehicle (EV) brand, Dongfeng Singapore, in collaboration with Korean-American celebrity Jessica Jung.

Fast Track delivered a strategic celebrity partnership for Dongfeng Singapore’s brand activation campaign for its newest electric vehicle, the Dongfeng 007. Following a detailed analysis of the brand’s identity, vision, and target audience, Fast Track identified Jessica Jung as the ideal personality to represent the Dongfeng 007’s spirit of innovation, luxury, and bold design.

As part of the launch activities, Fast Track managed Jessica’s participation at the public unveiling held at Singapore’s Funan Mall in October 2025, creating an engaging experience that resonated with both local consumers and regional fans. Following the event, Fast Track also coordinated Jessica’s media engagements, including a private interview session with select lifestyle and entertainment journalists at the Volt Auto Showroom, to further amplify the campaign’s reach and visibility.

“I am pleased to announce a new brand activation project in partnership with Ms. Jessica Jung for our client Dongfeng Singapore, marking Fast Track’s first-ever partnership with an EV brand,” said Fast Track Group CEO Harris Lim. “Over time, we have built and sustained strong relationships with a dynamic network of South Korean celebrities whose reach spans a wide range of demographics and consumer interests. As more brands look to engage targeted audiences in a unique, authentic, and memorable way, Fast Track continues to design highly tailored experiences across Asia supported by strategically selected celebrity talent. Through this approach, we consistently elevate brand visibility, deliver deep audience connection, and ultimately create long-term value for brands.”

About FAST TRACK GROUP

FAST TRACK GROUP is a leading entertainment-focused event management and celebrity agency company. Since inception in Singapore in 2012, the Company has expanded across Asia Pacific, earning a reputation for being the preferred partner for event and endorsement organizers in the region. FAST TRACK GROUP goes beyond traditional event management, offering value-added services such as media planning, PR management, technical production planning, celebrity sourcing, celebrity engagement consultancy and event manpower support, all tailored to the highest standards.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct. The Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to read the risk factors contained in the Company’s final prospectus and other reports it files with the SEC before making any investment decisions regarding the Company’s securities. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

Investor Relations

Gateway Group, Inc.

949-574-3860

FTRK@gateway-grp.com